

October 26, 2020

Gary Teplis
President, Chief Executive Officer and Director
Altitude Acquisition Corp.
400 Perimeter Center Terrace Suite 151
Atlanta, Georgia 30346

> **Re: Altitude Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 22, 2020**
> **File No. 333-249071**

Dear Mr. Teplis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Proposed Business , page 82

1. We note the chart you include here showing increased travel worldwide since 1998, and forecasting continued increased travel from 2019 through 2029. Please provide an updated chart showing the impact of the COVID-19 pandemic on travel in 2020 and beyond or disclose the date of the information provided in the chart (such as whether these are forecasts from 2019), and explain via a prominent footnote or otherwise whether this chart reflects the impact of this pandemic.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-

Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Chen, Esq.